March 13, 2017

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:                                         Ivan Griswold
Jan Woo

Re:                             Talend S.A.
Registration Statement on Form F-1
File No. 333-216493

Acceleration Request
Requested Date:                              March 15, 2017
Requested Time:                          4:00 P.M. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Talend S.A. (the “Company”) hereby requests that the above-referenced Registration Statement on Form F-l (File No. 333-216493) (the “Registration Statement”) be declared effective at the “Requested Date” and “Requested Time” set forth above or at such later time as the Company or its counsel may orally request via telephone call to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).  To the extent the underwriters sell more than 3,115,749 American Depositary Shares (“ADSs”), the underwriters have the option to purchase up to an additional 467,362 ADSs from the selling shareholders identified in the prospectus. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Wilson Sonsini Goodrich & Rosati, P.C., by calling Mark Baudler at (650) 320-4597 or Andrew Hoffman at (650) 849-3240.

In connection with the acceleration request, the Company hereby acknowledges that:

•                                          should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page follows]

* * * *

Sincerely,
Talend S.A.

/s/ Michael Tuchen

Michael Tuchen
Chief Executive Officer

cc:                                                                                Michael Tuchen, Talend S.A.

Thomas Tuchscherer, Talend S.A.

Aaron Ross, Talend S.A.

Mark B. Baudler, Wilson Sonsini Goodrich & Rosati, P.C.

Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.

Andrew D. Hoffman, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Goodwin Procter LLP

Anthony J. McCusker, Goodwin Procter LLP

Andrew T. Hill, Goodwin Procter LLP

Grégoire Menou, KPMG S.A.

Jacques Pierre, KPMG S.A.